INVEST IN **HARMONY TURBINES INC.**

A Smart Wind Turbine for Your Home


Patented Furling Technology
Harmony Fully Open
Harmony Partly Open

harmonyturbines.com Lebanon, PA

Climate Change | Agriculture & Agtech | Energy | Clean Tech

Highlights

Regular Updates
Founders have a strong track record of investor updates.

1. Created novel design and technology that could make small-scale and residential wind turbines viable
2. First BETA site to break ground soon! 3 more sites in the works
3. Fabricated and installed a full-sized Alpha unit on our Headquarters roof to gather real-world data
4. Built a community of over 44k residential wind power enthusiasts and 3k investors
5. Developed NEW generator and charging technologies to work with low RPM wind turbines like ours
6. Aiming to give homeowners an affordable, safe, reliable and easy-to-use renewable energy choice
7. With regular good wind and typical usage, our turbines could cut home electric bills by at least 10%

Featured Investors

Robert HADFIELD
Syndicate Lead
Follow
Invested $7,501

"In my over 10 years of knowing Chris Moore and getting a chance to work with him, his wife, and his team of technicians and specialists, I've seen impressive results from their dedication, commitment, creativity, knowledge, and expertise.
Chris' patented design establishes a new approach to the traditional Savonius VAWT (Vertical Axis Wind Turbine) device. Its simplicity belies the fact that it is an entirely new design with technical and design attributes that make its efficiency and effectiveness truly unique.
There has been great progress made recently that enables Harmony Turbines to move from the Alpha testing phase to the Beta testing phase. The result of Beta testing will validate and rationalize the efficacy of Harmony Turbines offer.
Based on successful BETA testing, the plan is to move right into pre-orders and low-volume production for the first Harmony Turbines customers!
Additionally, with the amount of domestic and international interest and the market applications for this design, we have already identified a number of opportunities in many market segments.
This is a critically important time for Harmony to continue its journey to commercialization and ultimate success."

Kim Coco
Follow
Invested $10,000

"We need your technology sooner than later. I cannot wait to install a lot of turbines in Hawaii to balance our PV per capita- I think HI has the highest in US. No one wants the giant wind mills, this is the answer. Been following you for sometime. Please bring to production asap."

Debra Nicholson Follow

Invested $5,800

"When I began looking for investment opportunities, I wanted something that would be a reasonable price for my budget. A long-term project that would grow in value. Harmony Turbines offers a product that can change lives, and a product that I want to own. Harmony had patents that could not be used by another company. It provided the financial and development information and gave regular updates on progress. Harmony invested my money to for common sense research and development. Changes were made to the end product as dictated by those developments. The product changed, creating a better end design. Harmony hired and grew as necessary to complete designs, prototypes and beta products. Throughout the time I have been investing, Harmony has maintained a high level of ethics and worked with like-minded people. I believe Harmony Turbines will be successful, not only in terms of an investment, but because the product will benefit everyone who installs a turbine on their property."

Team



Christopher Moore President / CEO

Entrepreneur, inventor, tinkerer working with Clean Energy technologies for over 25 years doing everything that I can to make the world and our lives better than they are today. Challenges never scare me; closed-minded people scare me!

creatingmoore.com



Cheryl Moore Secretary & Treasurer / COO

Cheryl has 20+ years of office, HR, IT and analytics experience. She has a M.S. in Information Systems, with a B.S. in Human Resources Management. Having owned 2 companies of her own, she's excited to apply her many skills to Harmony Turbines.

HarmonyTurbines.com



Robert HADFIELD Business Mentor (volunteer) SPV Voting Proxy

Strategic & Business Development Advocate with experience in Executive Management, Global and Domestic Strategic Planning, Product Development, New Business Development, International Sales and Marketing, and Forming Strategic Alliances.



Jeshwanth Dharna Electronics Engineer

Jeshwanth holds a MS in Electrical Engineering and has strong expertise in embedded systems, firmware development, and hardware integration. He is focusing on charge controller development, performance monitoring, and electronics troubleshooting.



Sree Vidya Jagatap Electronics Engineer

Sree Vidya has practical industry experience in the development of advanced electronic systems, problem-solving, optimizing designs, and collaborating closely with teams to bring creative ideas into functional, real-world solutions.



Jeremy Good CAM / CNC Machining Lead

Jeremy is a CNC Programmer with over 20 years of experience in the trade. Constantly exploring new ideas and methods, he is always ready for the next challenge. He is looking forward to exploring the infinite possibilities at Harmony.



Dallas Heblow Shop Assistant

Dallas has a wide variety of knowledge and experience, both in and out of the shop, ranging from metalworking to digital media. He brings an open minded mentality and a drive to find a solution to any problem.



Hannah Salmeron Communications Specialist

Hannah is a proud wife and mother of three young and active boys. She is thrilled to embark on this new adventure with Harmony. She focuses on Harmony's social media presence as well as other written communications and special projects.



Robert Jonasar Design Engineer (volunteer)

Robert started his first (and only) job, as a fresh faced 20y old in 1984 as a wireman. Over the years he has done production, product development and customer support. In the last 15 years he has been doing CAD design for various customers.

Pitch Deck


HARMONY
TURBINES
Harmony Turbines Pitch Deck
Industry
IP
Stage
Founded
Staff


Executive Summary
What Sets Us Apart from the Rest?

Small-Scale Wind Turbine Systems that Make Sense!

The Future of Residential Wind Starts Here

Harmony Turbines was founded on a simple idea: work with nature, not against it. Our turbines are designed for convenience, efficiency, and affordability. Our patented advanced furling system positions us to redefine the residential and small-scale wind industry; it enables our turbines to protect themselves in dangerous winds while simultaneously performing at full capacity—quietly, beautifully and safely.


HARMONY TURBINES
Watch our furling technology at work!
~This footage of our Harmony wind turbine is sped up but not AI-generated.
This is real, raw footage!~

The Problems with Small-Scale Wind Turbines

You often see solar panels on homes, small and large structures, and in backyards. But how many people do you know with a wind turbine on their personal property or small business? Our guess is probably not many. Why is that?


Small wind turbines have yet to become widespread due to several key challenges
Expensive with Low ROI
Unattractive and Noisy
Regulatory Hurdles
Prone to Destruction

We believe residential and small-scale wind power represents a significant yet unrealized market opportunity currently hindered by several factors such as noise and visual pollution leading to regulatory hurdles, high costs that limit ROI, and vulnerability to high-wind damage.

Our Solution: A New Spin, Making Wind Power Smarter and Accessible To Everyone

Harmony Turbines is purpose-built to overcome these challenges. We are developing affordable, quiet, visually elegant, and highly efficient turbines that elevate both performance and public acceptance. At the core of our design is our patented furling system, which enables full power generation in high winds while automatically protecting the unit—addressing the very weaknesses that hinder competing technologies, and positioning us to unlock significant value in distributed renewable energy.

We see our Harmony wind turbines as the "smartphone" of the residential and small-scale wind industry—bringing modern, intelligent design to a market still largely dominated by outdated, legacy technologies. Our turbine design is intended for homes, farms, small businesses, and other distributed energy applications. We are developing what we believe to be a superior class of wind turbine capable of operating efficiently across a broader range of wind conditions, offering performance and versatility that traditional systems struggle to match.

WHAT MAKES US UNIQUE is our *patented furling system,* which protects our

turbines while continuing to produce full power during high winds. Watch this quick explanation of how our furling technology compares with competing technologies:


Educational Side by Side
Harmony Turbines
WIND METER
Watch on YouTube

The Market: An Estimated $3.47B Market

Our first target market is the residential sector. Our turbine is designed for homes, farms, small businesses, and other small-scale installations—a space we believe has strong growth potential and limited competition.

Our design is also highly scalable, making it easy to create both larger and smaller versions. After launching the residential model, we plan to expand into the marine and recreational markets, for use on boats, with RV's, as well as other small off-grid uses.

We believe that together, these markets offer significant opportunity for long-term expansion.


$3.47 Billion
Estimated Total Addressable Market (TAM) in the U.S.
$1.70 Billion
Residential
Potential market based on a 3% adoption rate among 22.6M homes
$1.50 Billion
Marine
Potential market based on a 5% adoption rate among 11.8M registered boats
$275 Million
Recreational Vehicles
Potential market based on a 1% adoption rate among 11M registered RV's

Our Traction: Global Interest and our Progress

Global Interest

We've raised over $3.5M USD from over 3,200 investors worldwide. These people believe in our product and the positive impact it could have on the planet, and have chosen to support us through investing in our company.

We've also amassed a large audience consisting of

- investors (3,200+)
- social media followers (44,000+)
- people interested in BETA testing (600+)
- businesses interested in partnering with us for sales, marketing, distribution, manufacturing and building projects (500+)
- and customers just waiting to purchase our turbines once they're on the market (700+)

That's a total of over ***48,000 potential customers*** already tuned in and waiting for our product launch! We believe we're on the right track!

Current Tech Progress

- **Patented furling system** - Our technology, though revolutionary (no pun intended), has already been in real-world testing for over 2 years without any significant issues. We are now enhancing our proprietary onboard control system, which intelligently determines when and how much furling is required to optimize performance and protect the turbine.
- **Generator:** Our wind turbine is a low-RPM device, which requires a low-RPM generator. After testing many off-the-shelf options without success, we INNOVATED and developed our own solution: our very own SAF (Simplified Axial Flux) generator engineered specifically to meet the needs of our low-RPM turbine design. Check out our LIVE YouTube reveal from June 2025:


Harmony's LIVE SAF Generator Reveal
Harmony Turbines


Excerpt from June 5, 2025 LIVESTREAM
~LIVE Harmony SAF Generator Reveal~
Watch on YouTube

- **Charging System:** Wind turbine systems currently on the market generally require a charge controller to prevent over-voltage of the batteries, therefore protecting them. BUT our furling technology, by regulating power generation and output, may *eliminate* this problem. Simply put—***we may not need a charge controller***. Watch this video for a deep dive into why this works:


We Finally Did It! - A Bold Step Forward
Harmony Turbines
HARMONY TURBINES
Watch on YouTube

- **Scoop Shape / Arrangement -** We conducted extensive wind tunnel testing on 130+ scale models of various turbine scoop shapes, sizes and arrangements. From this, we identified a very promising shape and are currently producing a full-size version of it for real-world testing. Watch this video on why we're so excited to see our new scoops in action!


New Scoop Design Show-Down!
Harmony Turbines
Watch on YouTube

Next Steps: ALPHA / BETA Testing, then Production!

We are still in development and not yet in production, aiming to launch our product to market once our furling system, SAF generator, and charging system reach Minimum Viable Product (MVP) status. Currently, an ALPHA unit installed on our rooftop is being used to test these core systems. We will soon begin testing our new scoop geometry on another ALPHA unit.

Our BETA Testing program is open and plans are already in motion with Penn State University - Harrisburg Campus where they're planning to break ground soon. We've also begun serious talks with a second location, PSU Berks Campus. Additionally we have 2 more private homeowners we're engaging as prospective 2026 BETA sites!

In the longer term, we plan to expand BETA testing to locations farther from our Central Pennsylvania headquarters in order to capture performance under diverse weather and environmental conditions. Successful BETA testing will then allow us to take initial orders and begin low-volume production for our first Harmony Turbines customers, marking the start of our market entry.


HARMONY TURBINES



ALPHA unit on Headquarters rooftop

Why We're Seeking Investments Now

As we are not yet in production, we currently do not have a steady revenue stream. This Wefunder campaign will provide the capital needed to continue R&D, cover operating expenses such as payroll, rent, and insurance, and bridge the gap until we reach low-volume production and revenue-positive operations. The funds will specifically support advancing our BETA testing program and scaling toward our initial production run.

Why Invest in Harmony Turbines?

We see multiple ways our products could disrupt the wind turbine industry, creating significant upside for investors:

1. **Perfect Market Timing:** Advances in battery and storage technology are driving a new era of decentralized power generation. Reliable small-scale wind and solar solutions will be key, making the launch of Harmony Turbines especially timely.
2. **Pre-Launch Demand:** Our growing community of over 48,000 potential customers is already watching and waiting for our product.
3. **Patented Technology Advantage:** Our furling system allows turbines to deliver full power even in high winds—conditions that usually shut down or destroy competitors' products.
4. **Untapped Residential Market:** Designed for homes, farms, small businesses, and backyards, our turbine targets a largely underserved segment with strong growth potential.
5. **Room for Innovation:** The small-scale wind sector is evolving, and Harmony Turbines differentiates itself through unique design, improved efficiency, and user-focused features. By addressing current technology limitations, we aim to become a market leader.
6. **Expanded Market Potential:** Our SAF Generator could have applications beyond our turbines in other low-RPM systems.
7. **Scalable Design:** Our turbine can be adapted for industrial-scale energy production or downsized for recreational markets such as boating, camping, and RVs.

In short, Harmony Turbines could be positioned to capitalize on a growing market with patented technology, scalable design, and multiple expansion paths—offering investors a unique opportunity to enter at the ground floor of a potentially transformative energy solution.

In Summary

Harmony Turbines was born from the desire to create a simple, efficient, and affordable residential wind turbine that meets the real needs of homeowners. Our goal is to drive mass adoption in the residential and small-scale wind market by solving the shortcomings overlooked by current products. With our patented furling technology, our own SAF generator, and custom innovative charging system, we expect our turbines will deliver power more efficiently across a wider range of wind conditions, with improved reliability and a stronger return on investment.

NOW is the time to invest in sustainable technology that drives tangible impact—advancing clean energy, supporting communities, and protecting our planet.

Your investment helps bring Harmony Turbines to market and shape the future of distributed energy.


Why wait for change... when you can BE the change?
Join us as we build a a cleaner and more resilient future for our planet.

Even social media influencers are taking notice! Geek out with these videos featuring our technology in action.

- Disruptive Investing's "Revolutionizing Small-Scale Wind Power!" (Mar 2025):


Revolutionizing Small-Scale Wind Power! Harmony Turbines Intervi
Disruptive Investing
TURBINES
DI
HARMONY TURBINES
SMALL-SCALE WIND POWER
Watch on YouTube

- Two Bit da Vinci's "This Could CHANGE Home Wind Energy Forever!" (Oct 2024):


This Could CHANGE Home Wind Energy Forever!
Two Bit da Vinci
DA VINCI
HOME WIND
POWER?
Watch on YouTube

- Matt Ferrell's "Wind Turbines for Homes - A New Approach" (Jan 2024):


202: Wind Turbines for Homes - A New Approach
Still TBD Podcast
TBD
Harmony With The Wind?
Watch on YouTube